

January 25, 2024

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

  Re: SAG Holdings Ltd
    Amendment No. 10 to Registration Statement on Form F-1
    Filed January 18, 2023
    File No. 333-267771

Dear Ivy Lee:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1

Compensation of Executive Directors and Executive Officers, page 85

1. Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 88. Refer to Item 7.B. of Form 20-F.

Index to Audited Consolidated Financial Statements, page F-1

2. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services